UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

CLARUS THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

18271L107

(CUSIP Number)

September 9, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18271L107	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS CBC SPVI Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,602,287
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,602,287
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,287
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%[1]
12	TYPE OF REPORTING PERSON CO

1 Based upon 21,725,817 shares of common stock of the Issuer reported to be outstanding in the Issuer’s Form 8-K, filed with the SEC on September 15, 2021.

CUSIP No. 18271L107	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS C-Bridge Healthcare Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,602,287
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,602,287
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,287
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%[2]
12	TYPE OF REPORTING PERSON PN

2 Based upon 21,725,817 shares of common stock of the Issuer reported to be outstanding in the Issuer’s Form 8-K, filed with the SEC on September 15, 2021.

CUSIP No. 18271L107	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS C-Bridge Healthcare Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,602,287
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,602,287
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,287
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%[3]
12	TYPE OF REPORTING PERSON PN

3 Based upon 21,725,817 shares of common stock of the Issuer reported to be outstanding in the Issuer’s Form 8-K, filed with the SEC on September 15, 2021.

CUSIP No. 18271L107	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS C-Bridge Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,602,287
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,602,287
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,287
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%[4]
12	TYPE OF REPORTING PERSON CO

4 Based upon 21,725,817 shares of common stock of the Issuer reported to be outstanding in the Issuer’s Form 8-K, filed with the SEC on September 15, 2021.

CUSIP No. 18271L107	SCHEDULE 13G	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS Wei Fu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,602,287
	7	SOLE DISPOSITIVE POWER 0
	8	3,602,287
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,287
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%[5]
12	TYPE OF REPORTING PERSON IN

5 Based upon 21,725,817 shares of common stock of the Issuer reported to be outstanding in the Issuer’s Form 8-K, filed with the SEC on September 15, 2021.

CUSIP No. 18271L107	SCHEDULE 13G	Page 7 of 8 Pages

Item 1(a)	Name of Issuer:

CLARUS THERAPEUTICS HOLDINGS, INC. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

555 Skokie Boulevard
Suite 340
Northbrook, Illinois, 60062

Item 2(a)	Name of Persons Filing:

This Schedule 13G is filed by and on behalf of:

1.	CBC SPVI Ltd

2.	C-Bridge Healthcare Fund, L.P.

3.	C-Bridge Healthcare Fund GP, L.P.

4.	C-Bridge Capital GP, Ltd.

5.	Wei Fu

This statement on Schedule 13G relates to securities directly held by CBC SPVI Ltd.

CBC SPVI Ltd is wholly owned by C-Bridge Healthcare Fund, L.P., which is controlled by its general partner, C-Bridge Healthcare Fund GP, L.P., which is controlled by its general partner, C-Bridge Capital GP, Ltd., which, in turn, is controlled by Mr. Wei Fu, serving as its director.

C-Bridge Healthcare Fund, L.P., C-Bridge Healthcare Fund GP, L.P., C-Bridge Capital GP, Ltd., and Mr. Wei Fu may be deemed to beneficially own the securities of the Issuer owned by the entities which they control.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The business address of each reporting person is Suites 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

Item 2(c)	Citizenship

1.	CBC SPVI Ltd: British Virgin Islands

2.	C-Bridge Healthcare Fund, L.P.: Cayman Islands

3.	C-Bridge Healthcare Fund GP, L.P.: Cayman Islands

4.	C-Bridge Capital GP, Ltd.: Cayman Islands

5.	Wei Fu: Singapore

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

CUSIP No. 18271L107	SCHEDULE 13G	Page 8 of 8 Pages

Item 2(e)	CUSIP Number:

18271L107

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for each reporting person contained in rows 5-11 of the cover pages and Item 2(a) is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2021

CBC SPVI Ltd

By:	/s/ Wei FU
Name:	Wei FU
Title:	Director

C-Bridge Healthcare Fund, L.P.

By:	/s/ Wei FU
Name:	Wei FU
Title:	Authorized Representative

C-Bridge Healthcare Fund GP, L.P.

By:	/s/ Wei FU
Name:	Wei FU
Title:	Authorized Representative

C-Bridge Capital GP, Ltd.

By:	/s/ Wei FU
Name:	Wei FU
Title:	Director

Wei FU

By:	/s/ Wei FU

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement dated as of September 24, 2021 by and among the reporting persons